Extraordinary General Stockholders' Meeting

Summarized voting map sent by the Registrar and Transfer of Shares Agent

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and transfer of shares agent, identifying the number of approvals, rejections and abstentions in each item presented in the remote voting form received on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on October 31, 2024, 03:00 p.m., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Resolve on the "Protocol and Justification" in which the terms and conditions of the merger of IUPP S.A. into the Company are established, as of the base date of June 30, 2024:	Approve	29,593,711	99.91%
		Reject	-	-
		Abstain	25,400	0.09%
2	Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda.- PwC as the expert firm responsible for preparing the Appraisal Report on the book net worth of the IUPP S.A. to be merged into the Company:	Approve	29,593,711	99.91%
		Reject	-	-
		Abstain	25,400	0.09%
3	Resolve on the Appraisal Report, based on the balance sheet of IUPP S.A. as of June 30, 2024:	Approve	29,593,711	99.91%
		Reject	25,400	0.09%
		Abstain	-	-
4	Resolve on the merger of IUPP S.A. into the Company, with no increase of the Company's capital stock, in accordance with the "Protocol and Justification":	Approve	29,593,711	99.91%
		Reject	-	-
		Abstain	25,400	0.09%
5	Update the Stock Grant Plan:	Approve	4,373,378	14.76%
		Reject	25,220,333	85.15%
		Abstain	25,400	0.09%

Extraordinary General Stockholders' Meeting

6	Authorize the Company's management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions:	Approve	29,593,711	99.91%
		Reject	-	-
		Abstain	25,400	0.09%

São Paulo-SP, October 29, 2024.

Gustavo Lopes Rodrigues

Investor Relations Officer